AIS 3/2/02

02018715

VA 3-22-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6630 W. Broad Street
(No. and Street)

Richmond (City) VA (State) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804) 281-6171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 1900 (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VA 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Reedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terra Securities Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer~~, except as follows:~~

Signature

President & CEO

Title

Subscribed and sworn to before me this 22nd day of February, 2002.

Notary Public

"OFFICIAL SEAL"
DIANA L. DEBS
Notary Public, State of Illinois
My Commission Expires 10/16/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Suite 1900
1021 East Cary Street
Richmond, VA 23219

Independent Auditors' Report

The Board of Directors
Terra Financial Planning Group:

We have audited the accompanying balance sheet of Terra Financial Planning Group as of December 31, 2001. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as the balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Terra Financial Planning Group as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002

TERRA SECURITIES CORPORATION
Balance Sheet
December 31, 2001 and 2000
(Dollar amounts in thousands, except share amounts)

Assets	**2001**	**2000**
Cash and cash equivalents	$ 4,377	$ 3,215
Equity securities at fair value	105	—
Non-marketable warrants at cost	20	20
Receivable from affiliate	158	632
Prepaid expenses	440	520
Deferred tax asset	171	144
Other receivables	625	430
Total assets	$ 5,896	$ 4,961
Liabilities and Shareholder's Interest		
Liabilities:		
Commissions payable	$ 1,400	$ 1,245
Payable to affiliates	479	13
Current income tax payable to affiliate	862	692
Deferred compensation payable	743	451
Due to fund companies	—	252
Other liabilities	106	5
Total liabilities	3,590	2,658
Shareholder's interest:		
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares	8	8
Additional paid-in capital	188	188
Retained earnings	2,110	2,107
Total shareholder's interest	2,306	2,303
Total liabilities and shareholder's interest	$ 5,896	$ 4,961

See accompanying notes to financial statements.

TERRA SECURITIES CORPORATION
Statements of Income
Years ended December 31, 2001 and 2000
(Dollar amounts in thousands)

	2001	2000
Revenues:		
Commissions from non-affiliate product sales	$ 17,879	$ 18,402
Commissions from affiliate product sales	3,341	3,539
Other revenue	2,066	1,048
Total revenues	23,286	22,989
Expenses:		
Commissions on non-affiliate product sales	13,528	13,224
Commissions on affiliate product sales	2,110	1,705
Management fees	6,165	5,945
Regulatory fees and expenses	693	452
Other	785	476
Total expenses	23,281	21,802
Income before income tax expense	5	1,187
Income tax expense	2	477
Net income	$ 3	$ 710

See accompanying notes to financial statements.

TERRA SECURITIES CORPORATION
Statements of Changes in Shareholder's Interest
Years ended December 31, 2001 and 2000
(Dollar amounts in thousands, except share amounts)

	Common stock		Additional		Total
		Par	paid–in	Retained	shareholder's
	Shares	value	capital	earnings	interest
Balance at December 31, 1999	100	$ 8	$ 188	$ 1,897	$ 2,093
Dividend to parent	—	—	—	(500)	(500)
Net income	—	—	—	710	710
Balance at December 31, 2000	100	$ 8	$ 188	$ 2,107	$ 2,303
Net income	—	—	—	3	3
Balance at December 31, 2001	100	$ 8	$ 188	$ 2,110	$ 2,306

See accompanying notes to financial statements.

TERRA SECURITIES CORPORATION
Statements of Cash Flows
Years ended December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000
Cash flows from operating activities:		
Net income	$ 3	$ 710
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Deferred income tax benefit	(27)	(92)
Change in certain assets and liabilities:		
Decrease (increase) in:		
Other receivables	(195)	19
Prepaid expenses	80	(520)
Receivable from affiliates	474	(632)
Increase (decrease) in:		
Commissions payable	155	(215)
Payable to affiliates	466	(864)
Current income taxes payable to affiliate	170	579
Deferred compensation payable	292	285
Due to fund companies	(252)	203
Other liabilities	101	5
Total adjustments	1,264	(1,232)
Net cash provided (used) by operating activities	1,267	(522)
Cash provided by (used in) investing activities:		
Purchase of warrants	—	(20)
(Purchase) sale of equity securities	(105)	66
Net cash provided by (used in) investing activities	(105)	46
Cash used in financing activities		
Dividends to parent	—	(500)
Net increase (decrease) in cash and cash equivalents	1,162	(976)
Cash and cash equivalents at beginning of year	3,215	4,191
Cash and cash equivalents at end of year	$ 4,377	$ 3,215
Supplemental cash flow disclosure:		
Income taxes paid to (received from) parent	$ (141)	$ 474

See accompanying notes to financial statements.

TERRA SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(Dollar amounts in thousands)

(1) Organization and Summary Of Significant Accounting Policies

Organization

Terra Securities Corporation, (the "Company"), an Illinois corporation, was incorporated on March 31, 1981, as a broker/dealer registered under the Securities Exchange Act of 1934. The Company is one of two wholly owned subsidiaries of The Terra Financial Companies, Ltd. ("Terra"), which is an indirect wholly owned subsidiary of General Electric Capital Services, Inc. (GECS). GECS is an indirect wholly owned subsidiary of General Electric Company.

As of January 31, 2001, Terra Insurance Services ("TIS"), a wholly owned subsidiary of Terra, was merged into the Company. The combination of entities under common control is treated for accounting and financial reporting purposes as an "as-if pooling of interest," whereby the historical values of the predecessor companies are utilized in the combined entity for all periods presented.

Revenues and Expenses

The Company retails mutual funds and variable annuities from several vendors. Commission income from vendors and expenses to agents related to the sale of these funds are recorded on a trade date basis. In 2001 and 2000, a significant portion of the Company's revenues was derived from a related party. In addition, the management fee is payable to Terra for services provided.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Certain cash accounts are classified as "Special Accounts for the Exclusive Benefit of Customers of Terra Securities Corporation" under SEC Rule 15c3-3(k)(2)(i).

Equity Securities

Equity securities are carried at fair value with unrealized gains and losses reported as a component of revenues in the Statements of Income. Fair value is determined by reference to quoted market prices.

Non-marketable Warrants

Warrants represent the purchase of 1,500 warrants to purchase common stock of The NASDAQ Stock Market, Inc. at exercise prices ranging between $13.00 and $16.00 on dates ranging from June 28, 2002 to June 28, 2005. These securities are carried at cost, which approximates fair

Deferred Compensation Payable

Deferred compensation payable represents commission deferred by agents under a non-qualified deferred compensation plan plus interest thereon. The Company credited the deferred compensation

(Dollar amounts in thousands)

balances at 6.75% and 6% for the years ended December 31, 2001 and 2000 respectively. The Company made no discretionary contributions to the Plan in 2001 or 2000.

Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the years ended December 31, 2001 and 2000 and, therefore, has not included a statement of changes for such activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

(2) Income Taxes

The Company is included in the consolidated federal income tax return filed by General Electric Company. Income taxes are calculated as if the company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received accordingly. The amounts of current and deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The total federal and state income tax expense for the year ended December 31 consisted of the following components:

	2001	2000
Current federal and state income tax expense	$ 29	$ 569
Deferred federal and state income tax benefit	(27)	(92)
Total income tax expense	$ 2	$ 477

(Dollar amounts in thousands)

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

	2001	2000
Expected federal income tax expense computed at statutory corporate tax rate	35.0 %	35.0 %
State income tax, net of federal benefit	4.6	5.2
Other	(0.1)	—
Total federal and state income tax expense	39.5 %	40.2 %

The deferred income tax benefit results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The principal difference relates to deferred compensation. Based on an analysis of the Company's tax position, no valuation allowance for the deferred tax asset was deemed necessary in 2001 and 2000.

(3) Fair Value of Financial Instruments

Cash, cash equivalents and equity securities are carried at market value. Non-marketable warrants are carried at cost which approximates fair value, as there is no trading market for the privately placed investment. All other assets and liabilities are deemed to be at fair value based on their terms and relative short maturities.

(4) Commitments and Contingencies

During the normal course of business, the Company may be subject to litigation as a result of transactions with customers. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.

(5) Related-Party Transactions

During 2001 and 2000, the Company incurred $6,165 and $5,945, respectively, payable to affiliated companies for marketing, administrative and general office support.

The Company did not pay dividends to its parent, Terra, in 2001 and paid the amount of $500 in 2000.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was 3.62 to 1 and 1.49 to 1, respectively.

TERRA SECURITIES CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001
(Dollar amounts in thousands)

NET CAPITAL:		
Total shareholder's interest	$	2,306
Deduction of nonallowable assets:		
Deferred tax asset		(171)
Non-marketable warrants		(20)
Receivable from affiliate		(158)
Other receivable		(505)
Liab Prepaid expenses		(440)
Hair Cut on Securities		(21)
Net capital	$	991
TOTAL AGGREGATE INDEBTEDNESS	$	3,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of:		
6-2/3% of total aggregate indebtedness or	$	239
Minimum net capital requirements of Company		50
Net capital requirement	$	239
EXCESS NET CAPITAL - net capital less net capital requirement	$	752
EXCESS NET CAPITAL AT 1000 percent - net capital less 10 percent of total aggregate indebtedness	$	632
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.62 to 1

Net capital as reported in the unaudited FOCUS report differs from net capital as computed above as follows:

		Assets	Liabilities and shareholder's interest	Net Capital
As reported with Part IIA (unaudited) FOCUS report	$	6,010	6,010	961
Decrease in deferred tax asset and liability		(114)	(114)	-
Increase in nonallowable deferred tax asset				114
Reclassification of liabilities and shareholder's interest on TIS				(84)
As reported in audited financial statements	$	5,896	5,896	991

See accompanying independent auditors' report.

Schedule II

TERRA SECURITIES CORPORATION
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Terra Securities Corporation is exempt under rule 15C3-3(k)(2)(i).

See accompanying independent auditors' report.

Schedule III

TERRA SECURITIES CORPORATION
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Terra Securities Corporation does not maintain physical possession or control of customers' fully paid and excess margin securities.

See accompanying independent auditors' report.